SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Announces the result of the first auction for the placement of the shares resulting of the merger of shares from Vivo Participações S.A. into Telesp” dated on June 20, 2011.

São Paulo, Brasil – June 20, 2011 – Telecomunicações de São Paulo S.A. - Telesp. (“Telesp”), (BOVESPA: TLPP3 (Common), TLPP4 (Preferred), NYSE: VIV), announces today the total amount of common and preferred shares sold in the auction held on June 20, 2011 in the São Paulo Stock Exchange “Bolsa de Valores de São Paulo” and the respective amounts per share to be credited to the shareholders pro rata to the fractions held by them before the auction;

The 263,002 common shares that were not sold in the auction held on June 20, 2011 will be offered again in an auction to be held on June 27, 2011, by the reference price to be adjusted by the weighted average price of the last two trading sessions prior to the date of the new auction and the result shall be disclosed by the Company after the financial settlement date.

Considering that the common shares offered in the auction herein above mentioned were not sold, the product of the common and preferred shares traded in the referred auction will only be available to the shareholders entitled to receive such credits of the fractions after the sale of the totality of the remaining shares of the Company, as follow.

a) The shareholders whose shares are in custody of Banco Bradesco S.A (“Bradesco”) shall attend to any agency of the referred bank to receive the amounts due to them;

b) The amount corresponding to the Shareholders that are in custody of the BM&FBovespa will be directly credited for them, which shall send it to the shareholders through the custody agents; and

c)  In case of Shareholders whose shares are blocked or the register is not updated, the corresponding amount will be kept by the Company and at the disposal of the respective Shareholder, exclusively for payment, and shall be paid by means of the presentation of any document that evidences the raising of blocked shares or the shareholder identification, as the case may be, before any agency of Bradesco, the institution depositary of the registered book-entry shares issued by the Company.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	June 21, 2011	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director